Exhibit 99.2

NextGen Healthcare Reports Granting of Inducement Awards

ATLANTA – (BUSINESS WIRE) – Sept. 20, 2021 — NextGen Healthcare, Inc. (Nasdaq: NXGN), a leading provider of ambulatory-focused technology solutions, today stated that the Compensation Committee of the Company’s Board of Directors has approved the grant of inducement awards to David Sides, in connection with his appointment as the Company’s President and Chief Executive Officer, effective on September 22, 2021. In connection with his appointment as the Company’s Chief Growth and Strategy Officer effective on July 1, 2021, Srinivas Velamoor will be granted an inducement award. The awards will be effective September 22, 2021 and will be made under NextGen Healthcare’s 2021 Employment Inducement Equity Incentive Award Plan, which was approved by the Company’s Board of Directors under Nasdaq Marketplace Rule 5635(c)(4), for granting equity awards to new employees of NextGen Healthcare as an inducement to join the Company.

Mr. Sides awards will include 450,000 performance share units. The performance share units vest upon both the attainment of five separate pre-determined stock price milestones and continued service over a period of three years following the grant date. Mr. Sides will also receive an aggregate of 640,500 shares of restricted stock, of which 471,000 represent a special incentive award intended to compensate Mr. Sides for the value of his unvested equity at his previous employer. The restricted stock awards vest in three equal annual installments beginning on the first anniversary of the grant date, subject to Mr. Sides’ continued service with the Company through the applicable vesting date.

Mr. Velamoor will be granted 397,114 shares of restricted stock, which vest over four years as follows: 25% will vest on the first anniversary of Mr. Velamoor’s commencement of employment, and the remaining 75% will vest in six installments following each six-month period thereafter, subject to Mr. Velamoor’s continued service with the Company through each vesting date.

The grants will be made as an inducement that was a material component of the compensation for each of Mr. Sides and Mr. Velamoor and their acceptance of employment with the Company and were granted as employment inducement awards pursuant to NASDAQ Listing Rule 5635(c)(4).

About NextGen Healthcare, Inc.

NextGen Healthcare, Inc. (Nasdaq: NXGN) is a leading provider of ambulatory-focused technology solutions. We are empowering the transformation of ambulatory care—partnering with medical, behavioral and dental providers in their journey to value-based care to make healthcare better for everyone. We go beyond EHR and PM. Our integrated solutions help increase clinical productivity, enrich the patient experience, and ensure healthy financial outcomes. We believe in better. Learn more at nextgen.com, and follow us on Facebook, Twitter, LinkedIn, YouTube and Instagram.

Media Contact

Tami Stegmaier

(949) 237-6083

tstegmaier@nextgen.com

Barrett Golden / Sharon Stern

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Investor Relations Contact

Matthew Scalo

(415) 370-9202

mscalo@nextgen.com

Laurie Connell

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lconnell@mackenziepartners.com

Daniel Burch

(212) 929-5748

dburch@mackenziepartners.com